As filed with the Securities and Exchange        Registration No. ______________
Commission on April 7, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Aetna Insurance Company of America
--------------------------------------------------------------------------------

                                   Connecticut
--------------------------------------------------------------------------------

                                   06-1286272
--------------------------------------------------------------------------------

       151 Farmington Avenue, Hartford, Connecticut 06156, (860) 273-4686

                           Julie E. Rockmore, Counsel
                       Aetna Insurance Company of America
            151 Farmington Avenue, RE4A, Hartford, Connecticut 06156
                                 (860) 273-4686
--------------------------------------------------------------------------------
            (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)
--------------------------------------------------------------------------------

The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [XX]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [XX]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

------------------------------------------------------------------------------------------------------------
Title of Each Class    Amount to be         Proposed Maximum      Proposed Maximum      Amount of
of Securities to be    Registered           Offering Price Per    Aggregate Offering    Registration Fee
Registered                                  Unit                  Price
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                       *                    *                     $8,267,000            $2,850.69
------------------------------------------------------------------------------------------------------------

*The proposed maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.

Pursuant to Rule 429(b) of the 1933 Act, unsold securities previously registered under Registration Statement No. 333-22723 ( which includes securities formerly registered under Registration Statement No. 33-63611) are being carried forward to this Registration Statement. As of February 28, 1998, the amount of such unsold securities was $163,153,000. The registration fees paid in connection with the registration of such securities was $75,757.58.

                             AICA GUARANTEED ACCOUNT
                   A CREDITED INTEREST OPTION AVAILABLE UNDER
                           VARIABLE ANNUITY CONTRACTS
                  ISSUED BY AETNA INSURANCE COMPANY OF AMERICA

                              CROSS REFERENCE SHEET
                           Pursuant to Regulation S-K
                                   Item 501(b)


Form S-2
Item No.                  Information Required in Prospectus                    Location
--------                  ----------------------------------                    --------
   1         Forepart of the Registration Statement and Outside Front
             Cover Page of Prospectus ....................................      Outside Front Cover

   2         Inside Front and Outside Back Cover Pages of Prospectus .....      Table of Contents (inside front cover)

   3         Summary Information, Risk Factors............................      Summary

             Ratio of Earnings to Fixed Charges...........................      Not Applicable

   4         Use of Proceeds................ .............................      Investments

   5         Determination of Offering Price..............................      Not Applicable

   6         Dilution.....................................................      Not Applicable

   7         Selling Security Holders ....................................      Not Applicable

   8         Plan of Distribution.........................................      Description of the AICA Guaranteed
                                                                                Account

   9         Description of Securities to be Registered...................      Description of the AICA Guaranteed
                                                                                Account

   10        Interests of Named Experts and Counsel.......................      Not Applicable

   11        Information with Respect to the Registrant...................      Not Applicable

   12        Incorporation of Certain Information by                            Incorporation of Certain Documents by
             Reference....................................................      Reference; Experts

   13        Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities ..............................      Indemnification

                      Aetna Insurance Company of America
  151 Farmington Avenue, Hartford, Connecticut 06156 Telephone: 1-800-531-4547


                            AICA Guaranteed Account
                           Credited Interest Option
                         Prospectus Dated: May 1, 1998


This Prospectus describes the AICA Guaranteed Account (the "Guaranteed Account"), a credited interest funding option available to fund certain variable annuity contracts ("Contracts") issued by Aetna Insurance Company of America ("Company"). This Prospectus and the prospectus describing the Contracts ("Contract Prospectus") should both be read thoroughly before investing.

The Contract Prospectus describes the terms and conditions related to an investment in the Contract, including the charges and expenses that will be deducted directly or indirectly from the available funding options, including the Guaranteed Account (see "Contract Charges"). This Prospectus describes the pertinent information required to evaluate the terms of the Guaranteed Account (see "Description of the AICA Guaranteed Account").

Under the terms of the Guaranteed Account, the Company sets various rates of interest ("Guaranteed Rates") for varying lengths of time ("Guaranteed Terms") and designates the period of time during which investments can be made ("Deposit Period") at those rates and for those terms. A Certificate Holder electing the Guaranteed Account can designate amounts to be invested in any Guaranteed Term during the Deposit Period and will receive the Guaranteed Rate for that term. Amounts invested in the Guaranteed Account can come from the Certificate Holder's Purchase Payments for the Contract or by transferring amounts accumulated by the Certificate Holder under other funding options under the Contract. There is no minimum amount required if investments come from Purchase Payments; however, with respect to transfers, the Certificate Holder must meet minimum amounts that are set forth in your Contract. The interest rate declared for a Guaranteed Term is an annual effective yield; that is, it reflects a full year's interest. Interest is credited daily at a rate that will provide the guaranteed annual effective yield over the period of one year assuming reinvestment of all interest (see "Guaranteed Rates"). THE COMPANY CANNOT PREDICT FUTURE LEVELS OF GUARANTEED INTEREST RATES NOR GUARANTEE WHAT SUCH RATES WILL BE UNTIL THEY ARE DECLARED FOR EACH GUARANTEED TERM.

WITHDRAWALS OR TRANSFERS FROM A GUARANTEED TERM PRIOR TO THE END OF THAT GUARANTEED TERM MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT. SURRENDER OF ALL OR PART OF THE CONTRACT MAY ALSO BE SUBJECT TO A DEFERRED SALES CHARGE (SEE "MARKET VALUE ADJUSTMENT" AND "CONTRACT CHARGES"). UNDER CERTAIN CONDITIONS, THESE ADJUSTMENTS AND CHARGES COULD RESULT IN THE CERTIFICATE HOLDER RECEIVING AN AMOUNT LESS THAN THE AMOUNT PAID INTO THE GUARANTEED ACCOUNT.


The Company intends generally to invest funds received for the Guaranteed Account primarily in investment-grade fixed income securities. (See "Investments.")

THIS PROSPECTUS SHOULD BE READ IN CONJUNCTION WITH THE CURRENT CONTRACT PROSPECTUS AND THE CURRENT FUND PROSPECTUSES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE COMPANY REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

THESE CONTRACTS ARE NOT OFFERED FOR SALE IN THE STATE OF NEW YORK.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


This Prospectus is accompanied by a copy of the Company's annual report on Form 10-K for the year ended December 31, 1997. Reference is made to Form 10-K for a description of the Company and its business, including financial statements.


The Company intends to deliver to holders of outstanding Contracts account statements at least annually and such other periodic reports as may be required by law, but it is not anticipated that any such reports will include periodic financial statements or information concerning the Company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's latest Annual Report on Form 10-K, filed with the Commission pursuant to Section 15(d) of the Exchange Act, is incorporated by reference into this Prospectus and must accompany this Prospectus. The Form 10-K contains additional information about the Company, including certified financial statements for the Company's latest fiscal year. No other reports have been filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by that Form 10-K.

The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in the Registration Statement of which this Prospectus forms a part other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to Aetna Insurance Company of America, 151 Farmington Avenue, Hartford, Connecticut 06156, telephone (800) 531-4547.

                               TABLE OF CONTENTS


                                                                        Page
AVAILABLE INFORMATION ................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ......................   1
GLOSSARY .............................................................   3
SUMMARY ..............................................................   4
DESCRIPTION OF THE AICA GUARANTEED ACCOUNT ...........................   5
   General ...........................................................   5
   Contributions to the Guaranteed Account ...........................   6
   Guaranteed Rates ..................................................   6
   Maturity of a Guaranteed Term .....................................   7
   Maturity Value Transfer Provision .................................   7
TRANSFERS AND WITHDRAWALS ............................................   8
   Transfers .........................................................   8
   Withdrawals .......................................................   8
   Calculation of Transfer or Withdrawal Amounts .....................   8
MARKET VALUE ADJUSTMENT ..............................................   9
   Deposit Period Yield ..............................................   9
   Current Yield .....................................................   9
   MVA Formula .......................................................  10
MISCELLANEOUS ........................................................  10
   Contract Charges ..................................................  10
   Withdrawals .......................................................  10
   Annuity Period ....................................................  10
INVESTMENTS ..........................................................  10
DISTRIBUTION .........................................................  11
TAX CONSIDERATIONS ...................................................  12
   Taxation of the Guaranteed Account ................................  12
YEAR 2000 ............................................................  12
EXPERTS ..............................................................  12
LEGAL MATTERS ........................................................  12
FURTHER INFORMATION ..................................................  12
INQUIRIES ............................................................  13
APPENDIX I--Examples of Market Value Adjustment Calculations .........  14
APPENDIX II--Examples of Market Value Adjustment Yields ..............  16

                                   GLOSSARY

In this Prospectus, the following terms have the meanings shown:

Account: A record established for each Certificate Holder in a group Contract to identify Purchase Payments and amounts accumulated that are attributable to the Certificate Holder under the Contract during the Accumulation Period.

Aggregate Market Value Adjustment Amount: The sum of all market value adjustments calculated due to withdrawals or transfers from the Guaranteed Account prior to the Maturity Date(s). This total may be a positive or negative figure.

Annuity: A series of payments made for life, a definite period or a combination of the two.

Annuity Period: The period of time during which annuity payments are made.

Certificate: The document issued to a Certificate Holder to evidence a Certificate Holder's Account established under a group Contract.

Certificate Holder: A person who has established an Account under a group Contract or the individual Contract Holder of an individual Contract.

Contract: A group or individual variable annuity contract issued by the Company which offers the Guaranteed Account as a funding option.

Contract Holder: A person who purchases a Contract.

Contract Prospectus: The prospectus for the Separate Account and the Contracts.


Deposit Period: The period of time during which Purchase Payments, transfers and reinvestments are accepted for accumulation under the Guaranteed Account for one or more Guaranteed Terms.

Guaranteed Rate: The interest rate(s) applicable to a specific Guaranteed Term.

Guaranteed Term: The period of time specified by the Company for which a specific Guaranteed Rate or Rates are offered on amounts invested during a specific Deposit Period. Guaranteed Terms are made available by the Company subject to the Company's terms and conditions, including, but not limited to, the Company's right to restrict allocations to new purchase payments or deposits (such as by prohibiting transfers into a particular Guaranteed Term from any other Guaranteed Term or from any other funding option or by prohibiting the reinvestment of Matured Term Value into a particular Guaranteed
Term). The Company may offer more than one Guaranteed Term of the same duration and credit one with a different rate subject to certain restrictions such as requiring the use of the Dollar Cost Averaging Program.

Home Office: The Company's principal executive offices located at 151 Farmington Avenue, Hartford, Connecticut 06156.

Market Value Adjustment (MVA): An adjustment that may be made to the amount withdrawn or transferred from the Guaranteed Account before the Maturity Date. The adjustment reflects the change in the value of the investment due to changes in interest rates since the date of deposit and is computed using the formula given in the Contract and Certificate. The adjustment is expressed as a percentage of each dollar being withdrawn or transferred.

Market Value Adjustment Amount (MVA Amount): The amount by which the funds being withdrawn or transferred from a Guaranteed Term is increased or decreased due to the MVA.

Matured Term Value: The value of each Guaranteed Term on its Maturity Date.

Maturity Date: The last day of a Guaranteed Term.

Maturity Value Transfer Provision: A provision that is available at maturity when the Company automatically reinvests the total maturing Guaranteed Term value into the open Deposit Period. This provision allows Certificate Holders to transfer or surrender the automatically reinvested value, without an MVA, to a new Guaranteed Term or to other available investment options until the last business day of the month following the maturity of a Guaranteed Term. The last business day of the month is defined as the last business day of the month when the New York Stock Exchange is open.

Purchase Payment: The gross payment made to an Account or to an individual Contract.

                                    SUMMARY

Description of the Guaranteed Account

The AICA Guaranteed Account is a guaranteed interest option available as a funding option under certain variable annuity contracts issued by the Company. Amounts invested in the Guaranteed Account are credited with interest rates guaranteed by the Company for stated periods of time. Amounts must remain in the Guaranteed Account for the full Guaranteed Term to receive the quoted interest rates. Withdrawals or transfers from a Guaranteed Term before the end of the Guaranteed Term may be subject to a Market Value Adjustment.

During a Deposit Period, Certificate Holders may direct some or all of their Purchase Payment(s) to the Guaranteed Account. There is no minimum amount of payment if the investment comes from a Purchase Payment. Transfers of accumulated amounts from other funding options to the Guaranteed Account are also allowed. If a transfer is made to the Guaranteed Account from other Contract funding options, the transferred value may not be less than $500 (see "Contributions to the Guaranteed Account").

Guaranteed Rates and Guaranteed Terms

Interest is credited daily at a rate that will provide the guaranteed annual effective yield over the period of one year. The Company will declare the Guaranteed Rate(s) for all available Guaranteed Terms at the start of the Deposit Period for those Guaranteed Terms. These Guaranteed Rate(s) are guaranteed for that Deposit Period and for the length of the Guaranteed Term. Guaranteed Rates will never be less than the annual effective rate stated in the Contract (see "Guaranteed Rates").

Transfers and Withdrawals

Full or partial surrenders and transfers to other funding options under the Contract are permitted from the Guaranteed Account; however, amounts invested for a Guaranteed Term during a Deposit Period may not be transferred during that Deposit Period or for 90 days after the close of that Deposit Period. This restriction may not apply in all circumstances (see "Transfers and Withdrawals").

Market Value Adjustment

Amounts withdrawn or transferred from the Guaranteed Account prior to the Maturity Date may be subject to a Market Value Adjustment. The Market Value Adjustment reflects the change in the value of the investment at the time of withdrawal due to changes in interest rates since the date of deposit, and may be positive or negative.

This provision does not apply to (1) amounts transferred on the Maturity Date;
(2) amounts transferred under the Maturity Value Transfer Provision; (3) amounts distributed under one of the Systematic Distribution Options described in the Contract Prospectus; and (4) amounts transferred from the Guaranteed Term in connection with the Dollar Cost Averaging Program described in the Contract Prospectus. However, if the Certificate Holder discontinues the Dollar Cost Averaging Program and the amounts in it are transferred in accordance with the Company's terms and conditions governing Guaranteed Terms, to another Guaranteed Term, a market value adjustment will apply.

If amounts are withdrawn from the Guaranteed Account due to annuitization under one of the lifetime Annuity options described in the Contract Prospectus, only the positive Aggregate Market Value Adjustment, if any, is applied. When a guaranteed death benefit is payable under the terms of the Contract, only a positive Aggregate Market Value Adjustment amount, if any, is applied to amounts withdrawn from the Guaranteed Account if withdrawn within the first six months after the date of death (see "Market Value Adjustment").

Maturity of a Guaranteed Term

On or before the Maturity Date, a Certificate Holder may instruct the Company, on the Maturity Date, to (a) reinvest the Matured Term Value in the Guaranteed Account for a new Guaranteed Rate and Term available under the then current Deposit Period; (b) transfer the Matured Term Value to one or more of the variable funding options available under the

Contract; or (c) withdraw the Matured Term Value. In none of these circumstances would a Market Value Adjustment be applicable to the Matured Term Value; however, a deferred sales charge may be assessed on amounts withdrawn from the Contract (see "Contract Charges" and the Contract Prospectus).

If the Company does not receive direction from the Certificate Holder by the Maturity Date, the Matured Term Value will be reinvested in the Guaranteed Account for a new Guaranteed Rate and Term under the then current Deposit Period. The new Guaranteed Term will have the same length to maturity as the Guaranteed Term that is maturing. If such a Guaranteed Term is not available, the transfer will be to the next shortest available Guaranteed Term or if no shorter Guaranteed Term is available, to the next longer available Guaranteed Term (see "Maturity of a Guaranteed Term").

Maturity Value Transfer Provision

The Maturity Value Transfer Provision is available at maturity when the Company automatically reinvests the total Guaranteed Term value into the open Deposit Period. This provision allows Certificate Holders to transfer to other funding options or withdraw, without a Market Value Adjustment, all or a portion of the Matured Term Value that was transferred to a new Guaranteed Term by default. A deferred sales charge may still be applied to any amounts withdrawn from the Contract (see "Maturity Value Transfer Provision").

Contract Charges

Certain charges such as the mortality and expense risk charge and administrative charge are assessed under the Contract to compensate the Company for costs associated with administering the Contract. These charges are not deducted from the Guaranteed Account. Other charges, such as deferred sales charges, maintenance fees, premium taxes and transfer fees, as well as any federal income taxes and tax penalties, may be deducted from amounts held in or transferred from the Guaranteed Account. For a description of all fees and charges deducted under the Contract, see "Contract Charges" and the Contract Prospectus.

Investments


The interest rate(s) credited during any Guaranteed Term does not necessarily relate to investment performance. Deposits received under the Guaranteed Account will generally be invested in federal, state and municipal obligations, corporate bonds, other fixed income investments, and cash or cash equivalents (see "Investments").



Guaranteed Account Notifications

At least 18 calendar days prior to the Maturity Date, the Company will notify you of a Guaranteed Term's maturity. The notice will also include information relating to the current Deposit Period's Guaranteed Rates and the available Guaranteed Terms. At any time, you may obtain information concerning available Deposit Periods, Guaranteed Rates, and Guaranteed Terms through the use of a toll-free telephone number (1-800-531-4547) (see "Description of the AICA Guaranteed Account--General" and "Maturity of a Guaranteed Term").

                  DESCRIPTION OF THE AICA GUARANTEED ACCOUNT

General


This Prospectus describes the material provisions of the AICA Guaranteed Account (the "Guaranteed Account"), a credited interest option available to fund certain variable annuity contracts issued by Aetna Insurance Company of America (the "Company"). Amounts allocated to the Guaranteed Account are held in an insulated, nonunitized separate account (see "Investments").


Under the terms of the Guaranteed Account, the Company sets various rates of interest ("Guaranteed Rates") for varying lengths of time ("Guaranteed Terms") and designates the period of time during which investments can be made ("Deposit Period"). Amounts must remain in the Guaranteed Account for the full Guaranteed Term to receive the quoted interest rates. Withdrawals or transfers from a Guaranteed Term before the end of the Guaranteed Term may be subject to a market value adjustment ("MVA") (see "Market Value Adjustment").

Guaranteed Rates are annual effective yields, reflecting a full year's interest. The interest is credited daily at a rate that will produce the guaranteed annual effective yield over the period of one year. Guaranteed Terms are offered at the Company's discretion for varying lengths of time ranging up to and including ten years. The Deposit Period may be a week, a month, a calendar quarter or any other period of time specified by the Company. A Deposit Period may also be extended at the Company's discretion.

The Company maintains a toll-free telephone number (1-800-531-4547) that allows Certificate Holders to obtain information concerning available Deposit Periods, Guaranteed Rates and Guaranteed Terms. In addition, if you have amounts allocated to a maturing Guaranteed Term, at least 18 calendar days prior to the Maturity Date, the Company will send you information relating to the upcoming Deposit Period dates as well as the current Guaranteed Rates, Guaranteed Terms and projected Matured Term Values.

Contributions to the Guaranteed Account

Amounts may be invested in the Guaranteed Account for the Guaranteed Terms and at the Guaranteed Rates available during the then current Deposit Period by allocating all or a portion of your Purchase Payment(s) to the Guaranteed Account. You may also elect to transfer accumulated values from other funding options available under the Contract or from other Guaranteed Terms of the Guaranteed Account to the Guaranteed Account, subject to the transfer limitations described in the Contract. The Company may also limit the number of Guaranteed Terms an individual may select. At this time, if the Certificate Holder has the Dollar Cost Averaging Program in effect in a Guaranteed Term and wishes to add an additional deposit to be dollar cost averaged, all amounts to be dollar cost averaged will have to be combined and the dollar cost averaging amounts will be recalculated. This will affect the duration of amounts in the Guaranteed Term.

The Company reserves the right to limit the number of investment options selected during the Accumulation Period. At this time there is no limit on the number of investment options selected during the Accumulation Period, but the number of investment options that may be selected at any one time by a Certificate Holder is limited to 18. Each Guaranteed Term is counted as one investment option. There is no minimum amount required if investments come from Purchase Payments; however, you must meet the minimum purchase amounts that are set forth in your Contract. There is a $500 minimum for transfers from other funding options.

Amounts invested in the Guaranteed Account during a Deposit Period may not be transferred during that Deposit Period or for 90 days after the close of that Deposit Period, except in connection with the Maturity Value Transfer Provision, the Dollar Cost Averaging Program or the cessation by the Certificate Holder of the Dollar Cost Averaging Program in certain circumstances, or the selection of a Systematic Distribution Option available under the Contract for periodic or systematic distributions (see "Transfers").

Guaranteed Rates

Guaranteed Rates are the interest rates that are guaranteed by the Company to be credited on amounts invested during a Deposit Period for a specific Guaranteed Term. The Company may offer different Guaranteed Rates on Guaranteed Terms of the same duration and may have certain restrictions apply to the use of any Guaranteed Terms such as, but not limited to, the requirement of the use of the Dollar Cost Averaging Program. The Company may also limit the number of Guaranteed Terms an individual may select. Guaranteed Rates are annual effective yields, reflecting a full year's interest. The interest is credited daily at a rate that will produce the guaranteed annual effective yield over the period of one year.

Guaranteed Rates are credited according to the length of the Guaranteed Term. For Guaranteed Terms of one year or less, a Guaranteed Rate is credited from the date of deposit to the last day of the Guaranteed Term. For Guaranteed Terms of greater than one year, several different Guaranteed Rates may be applicable. The initial Guaranteed Rate is credited from the date of deposit to the end of a specified period within the Guaranteed Term. The remainder of the Guaranteed Term may also have several different Guaranteed Rates for subsequent specific periods of time. For example, a 5-year Guaranteed Term may guarantee 7% for the first year, 6.75% for the next two years, and 6.5% for the remaining two years. At the Company's option, there may be one Guaranteed Rate for the entire Guaranteed Term.

In no event will the Company guarantee or credit a Guaranteed Rate that is less than an annual effective rate specified in the Contract. In addition, the Contract does not allow for the crediting of interest above the Guaranteed Rates which are announced by the Company at the start of a Deposit Period.

The Company's determination of Guaranteed Rates is influenced by, but does not necessarily correspond to, interest rates available on fixed-income investments in which the Company may invest using amounts deposited into the Guaranteed Account (see "Investments"). In addition, the Company will consider other factors in determining Guaranteed Rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, and competitive factors.

THE COMPANY MAKES THE FINAL DETERMINATION REGARDING GUARANTEED RATES. THE COMPANY CANNOT PREDICT THE LEVEL OF FUTURE GUARANTEED RATES.

Maturity of a Guaranteed Term

At least 18 calendar days before the Maturity Date, the Company will send notification to the Certificate Holder of the upcoming Deposit Period, the projected Matured Term Value for the amount maturing in the Guaranteed Account and the Guaranteed Rate and Guaranteed Term for the current Deposit Period. Certificate Holders may transfer amounts from any maturing Guaranteed Term to new Guaranteed Terms. The amount in any maturing Guaranteed Term may also be transferred into any other allowable option(s) available under the Contract. There is no Market Value Adjustment applied to amounts transferred or surrendered from a Guaranteed Term on the Maturity Date; however, a surrender charge may be imposed for amounts surrendered under the Contract.

If no direction from the Certificate Holder is received by the Company at its Home Office by the Maturity Date, the Company will automatically reinvest the Matured Term Value in the Guaranteed Account during the new Deposit Period. The Matured Term Value will be invested for a Guaranteed Term having the same length to maturity as the Guaranteed Term that is maturing. If such a term is not available, the transfer will be to the next shortest available Guaranteed Term. If no shorter Guaranteed Term is available, the next longer Guaranteed Term will be used. The new Guaranteed Term may have a different length of time to maturity than the maturing Guaranteed Term. For example, if a 3-year Guaranteed Term matures and no direction is received, and a 3-year Guaranteed Term is not available in the current Deposit Period, but a 1-year Guaranteed Term is available for maturities, the Matured Term Value will be reinvested in the 1-year Guaranteed Term, which is the next shortest Guaranteed Term then available.

Once the Matured Term Value has been reinvested, the Certificate Holder will receive a statement confirming the transfer, along with information on the new Guaranteed Rate(s) and Guaranteed Term.

Maturity Value Transfer Provision

For those Certificate Holders who allow the Company to automatically transfer the total Matured Term Value on the Maturity Date into the open Deposit Period, the Maturity Value Transfer Provision is available. This provision allows Certificate Holders to transfer or withdraw, without a Market Value Adjustment, the Matured Term Value that was automatically transferred by the Company to a new Guaranteed Term. If all of the Matured Term Value is transferred or withdrawn under the Maturity Value Transfer Provision, any interest accrued under the new Guaranteed Term will be credited through the date of transfer or withdrawal. The right to make a transfer or withdrawal under the Maturity Value Transfer Provision is available until the last business day (when the New York Stock Exchange is open) of the month following the Maturity Date. The Maturity Value Transfer Provision only applies to the first request received from the Certificate Holder, with respect to a particular Matured Term Value. A deferred sales charge may be assessed on amounts withdrawn from the Contract. Please see "Contract Charges" and the Contract Prospectus for more information.

                           TRANSFERS AND WITHDRAWALS

Transfers

As described in the Contract Prospectus, all or any portion of accumulated values under the Contract may be transferred to the Guaranteed Account or to other funding options available under the Contract. The Company reserves the right to limit the number of investment options selected during the Accumulation Period. At this time there is no limit on the number of investment options selected during the Accumulation Period, but the number of investment options that may be selected at any one time by a Certificate Holder is limited to 18. Each Guaranteed Term is counted as one investment option. The minimum amount that may be transferred from other investment options to the Guaranteed Account is $500.

Amounts applied to a Guaranteed Term during a Deposit Period may not be transferred to any other funding option or to another Guaranteed Term during that Deposit Period or for 90 days after the close of that Deposit Period. This restriction does not apply to the selection of Systematic Distribution Options available under the Contract or to transfers relating to the Dollar Cost Averaging Program. However, if the Certificate Holder discontinues the Dollar Cost Averaging Program, the Company may require that all amounts in that Guaranteed Term be transferred into another Guaranteed Term in accordance with the Company's terms and conditions governing Guaranteed Terms. A market value adjustment will apply.

When a request is made to transfer a specific dollar amount, any applicable Market Value Adjustment will be included in the determination of any amount withdrawn from the Guaranteed Account to fulfill this request. Therefore, the amount actually withdrawn from the Guaranteed Account may be more or less than the requested dollar amount. A Market Value Adjustment may not be applied under certain circumstances (see "Market Value Adjustment").

Withdrawals

The Contract allows for full or partial withdrawals of amounts accumulated under the Contract. To make a full or partial withdrawal, you must complete a withdrawal request form (available from the Company) and submit it to the Company's Home Office. Withdrawals under the Contract are generally subject to a Deferred Sales Charge.

Withdrawals from the Guaranteed Account may also be subject to a Market Value Adjustment. When a request for a partial withdrawal of a specific dollar amount is made, any applicable Market Value Adjustment will be included in the determination of any amount to be withdrawn from the Guaranteed Term to fulfill this request. Therefore, the amount actually withdrawn from the Guaranteed Term(s) may be more or less than the dollar amount requested (see "Market Value Adjustment," "Contract Charges" and the Contract Prospectus).

Calculation of Transfer or Withdrawal Amounts

When you request a transfer or withdrawal from the Guaranteed Account, amounts invested for Guaranteed Terms having the same lengths will be grouped together and then withdrawn pro rata from the Guaranteed Term groups. From each Guaranteed Term group, amounts will be withdrawn starting with the oldest Deposit Period.


For example:

  Deposit Period A = Five-Year Guaranteed Term 1/1/95-1/14/95
  Deposit Period B = Five-Year Guaranteed Term 1/1/96-1/14/96
  Deposit Period C = Five-Year Guaranteed Term 1/1/97-1/14/97


Within this five year Guaranteed Term group, amounts would be taken first from amounts allocated to Deposit Period A (the oldest Guaranteed Term group), then from Deposit Period B, and then from Deposit Period C.

                            MARKET VALUE ADJUSTMENT

A Market Value Adjustment ("MVA") is applied to amounts transferred or withdrawn from the Guaranteed Account before the Maturity Date, including transfers made in order to elect a nonlifetime Annuity Option, but excluding transactions under the Maturity Value Transfer Provision, transfers made in connection with the Dollar Cost Averaging Program (unless the transfer is made as a result of the discontinuance by the Certificate Holder of the Dollar Cost Averaging Program--see "Transfers"), and amounts withdrawn under one of the Systematic Distribution Options.

If amounts are withdrawn from the Guaranteed Account due to annuitization under one of the lifetime Annuity options described in the Contract Prospectus, only the positive Aggregate Market Value Adjustment Amount, if any, is applied (see "Annuity Period" in this Prospectus). Additionally, when a guaranteed death benefit is payable under the terms of the Contract, only a positive Aggregate Market Value Adjustment Amount, if any, is applied to amounts withdrawn from the Guaranteed Account if withdrawn within the first six months after the date of death. This provision does not apply at the death of a spousal beneficiary or joint Certificate Holder who continued the Account in his or her own name after the first death. If amounts are withdrawn after the six-month period, a positive or negative Aggregate Market Value Adjustment Amount, as applicable, will be applied.

In order to accommodate these withdrawals or transfers, the Company may need to liquidate certain assets or use existing cash flows which would otherwise be available to invest at current interest rates. The assets may be sold at a profit or a loss depending upon market conditions. This profit or loss could affect the determination of Guaranteed Rates (see "Guaranteed Rates").

Market Value Adjustments can be positive or negative and therefore the imposition of an MVA may increase or decrease the amount withdrawn from a Guaranteed Term to satisfy the withdrawal or transfer request. The MVA Amount depends on the relationship of the deposit period yield of U.S. Treasury Notes that mature in the last quarter of the Guaranteed Term, to the current yield of such U.S. Treasury Notes at the time of withdrawal. In general, if the current yield is the lesser of the two, the MVA will decrease the amount withdrawn from the Guaranteed Account to satisfy the withdrawal or transfer request; if the current yield is the higher of the two, the MVA will increase the amount withdrawn from the Guaranteed Account to satisfy the withdrawal or transfer request.

The MVA involves a deposit period yield and a current yield. An adjustment is made in the formula of the MVA to reflect the period of time remaining in the Guaranteed Term from the Wednesday of the week of withdrawal. To determine the deposit period yield and the current yield, certain information must be obtained about the prices of outstanding U.S. Treasury issues. This information may be found each business day in publications such as The Wall Street Journal. This newspaper publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day. These percentages are used in determining the deposit period yield and the current yield for the MVA calculation.

Deposit Period Yield

Determining the deposit period yield in the MVA calculation involves consideration of interest rates prevailing during the Deposit Period for the Guaranteed Term from which the withdrawal will be made. First, the Treasury Notes that mature in the last three months of the Guaranteed Term are identified, and then, the yield-to-maturity percentages of these Treasury Notes for the last business day of each week in the Deposit Period are determined. The resulting percentages are then averaged to determine the deposit period yield.

Current Yield

To determine the current yield, use the same Treasury Notes identified for the deposit period yield: Treasury Notes that mature in the last three months of the Guaranteed Term. However, the yield-to-maturity percentages used are those for the last business day of the week preceding the withdrawal. Average these percentages to determine the current yield.

For example, assume the withdrawal will be processed on May 15, 1998. List the yield-to-maturity percentage figures as of May 8, 1998 for the same Treasury Notes that determined the deposit period yield. Average these yields to determine the current yield.


MVA Formula

The mathematical formula used to determine the MVA is:

              x
             ---
             365
     (1 + i)
    {-------}
     (1 + j)

where "i" is the deposit period yield; "j" is the current yield; and "x" is the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Term. (For examples of how to calculate MVAs, please see Appendix I.)

                                 MISCELLANEOUS

Contract Charges

Certain charges are deducted directly or indirectly from the funding options available under the Contract. If amounts used for a full or partial surrender are withdrawn from a Guaranteed Account, in addition to the Market Value Adjustment, a deferred sales charge of a maximum of 7% of Purchase Payments withdrawn grading down to 0% as of the seventh year from receipt of the Purchase Payment may be deducted from those amounts withdrawn. Please see the Contract Prospectus for further details.

Mortality and expense risk charges and the administrative charges that are deducted from variable funding options are not deducted from the Guaranteed Account. An annual maintenance fee of a maximum of $30.00 may be deducted from each Account and upon full surrender of Account Value. The fee is deducted on a pro rata basis from each investment option in which you have an interest. Also, transfer fees of up to $10 per transfer may be deducted from amounts held in or transferred from the Guaranteed Account, and premium taxes of up to 4% may be applied to amounts held in the Guaranteed Account. See the Contract Prospectus.

Withdrawals

Under certain emergency conditions, the Company may defer payment of a Guaranteed Account withdrawal request for a period of up to six months. Please refer to the Contract Prospectus for further details.

Annuity Period

The Guaranteed Account cannot be used as an option during the Annuity Period. At annuitization, amounts in the Guaranteed Account must be transferred to one or more of the funding options which allow for Annuity payments. The Aggregate Market Value Adjustment Amount (positive or negative) will be applied to any amount transferred from the Guaranteed Account before the Maturity Date to one of the nonlifetime Annuity options available under the Contract. Only a positive Aggregate Market Value Adjustment, if any, is applied due to annuitization under a lifetime Annuity option. Please refer to the Contract Prospectus for a discussion of the Annuity Period.

                                  INVESTMENTS


Amounts applied to the Guaranteed Account will be deposited to, and accounted for in, a nonunitized separate account established by the Company under Connecticut law. A nonunitized separate account is a separate account in which the Certificate Holder does not participate in the performance of the assets through unit values or any other interest.

Certificate Holders allocating amounts to the nonunitized separate account do not receive a unit value of ownership of assets accounted for in the separate account. The assets accrue solely to the benefit of the Company. Certificate Holders do not participate in the investment gain or loss from assets accounted for in the separate account. Such gain or loss is borne by the Company. All benefits available to Certificate Holders allocating amounts to the nonunitized separate account are Contract guarantees made by the Company and are accounted for in the separate account. All of the general assets of the Company are available to meet the guarantees under the Contracts. However, if and to the extent provided in the applicable Contracts, assets of the nonunitized separate account are not chargeable with liabilities arising out of any other business conducted by the Company, and income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. The Company intends to amend all Contracts covered by this Prospectus in order to provide that the assets of the separate account to the extent of Contract liabilities are "insulated" from other Company liabilities as described above.


The Company intends to invest in assets which, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of the liabilities. Various investment techniques will be used to achieve the objective of close aggregate matching of assets and liabilities.

The Company will primarily invest in investment-grade fixed income securities including:

    [bullet] Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

    [bullet] Debt securities that are rated, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa) or Standard & Poor's Corporation (AAA, AA, A or
             BBB) or any other nationally recognized rating service.

    [bullet] Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and of corporations, which obligations, although not rated by Moody's, Standard & Poor's, or other nationally recognized rating services, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above.

    [bullet] Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

In addition, the Company may invest in futures and options. Financial futures and related options thereon and options on securities are purchased solely for nonspeculative hedging purposes. In the event the securities prices are anticipated to decline, the Company may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the general account or the nonunitized separate account. Similarly, if securities prices are expected to rise, the Company may purchase a futures contract or a call option thereon against anticipated positive cash flow or may purchase options on securities.

WHILE THE FOREGOING GENERALLY DESCRIBES THE INVESTMENT STRATEGY OF THE GUARANTEED ACCOUNT, THE COMPANY IS NOT OBLIGATED TO INVEST THE ASSETS ATTRIBUTABLE TO THE CONTRACTS ACCORDING TO ANY PARTICULAR STRATEGY, EXCEPT AS MAY BE REQUIRED BY CONNECTICUT AND OTHER STATE INSURANCE LAWS, NOR WILL THE GUARANTEED RATES THE COMPANY ESTABLISHES NECESSARILY RELATE TO THE PERFORMANCE OF THE NONUNITIZED SEPARATE ACCOUNT.

                                 DISTRIBUTION

Aetna Life Insurance and Annuity Company ("ALIAC"), an affiliate of the Company, is the principal underwriter of the Contract. ALIAC is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.

From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the Contracts, and may negotiate different commissions for these broker-dealers. For additional information regarding distribution, see the Contract Prospectus.

                              TAX CONSIDERATIONS

Certificate Holders should seek advice from their tax advisers concerning the application of federal (and where applicable, state and local) tax laws to amounts invested in the Guaranteed Account under the Contracts by them and by their beneficiaries and payments from such investments. See also the Contract Prospectus for other tax considerations.

Taxation of the Guaranteed Account

Generally, any income earned on the Guaranteed Account deposits is not taxable to Certificate Holders until withdrawn or distributed to the Certificate Holder under the Contract. For additional information concerning the tax treatment of Purchase Payments and distributions from the Contract, please refer to the Contract Prospectus.


                                   YEAR 2000

The Company shares the same systems as ALIAC and management has decided not to allocate Year 2000 costs to the Company. ALIAC has developed and is currently executing a comprehensive risk-based plan designed to make its computer systems, applications and facilities Year 2000 ready. The plan covers four stages including (i) inventory, (ii) assessment, (iii) remediation and (iv) testing and certification. At year end 1997, ALIAC had substantially completed the inventory and assessment stages. The remediation process is currently underway and targeted for completion by December 31, 1998. Testing and certification of these systems and applications are targeted for completion by mid 1999.

The Company deals with affiliated and unaffiliated third parties in connection with the investments made by the Company with the amounts allocated to the Guaranteed Account. Aetna, Inc. and ALIAC, are initiating communication with their critical external relationships to determine the extent to which the Aetna organization may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable the Aetna organization, including the Company, will assess and attempt to mitigate its risks with respect to the failure of these parties to be Year 2000 ready. The failure of third parties to complete adequate preparations in a timely manner could have an adverse effect on the operation of the Guaranteed Account, or the establishment of future Guaranteed Rates.

                                    EXPERTS

The financial statements and schedule of the Company as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated by reference herein and into the Registration Statement on Form S-2 in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP, covering the December 31, 1997 financial statements and schedule of the Company refer to a change in method for accounting for guaranty-fund and other insurance related assessments.


                                 LEGAL MATTERS

The validity of the securities offered by this Prospectus has been passed upon by Counsel of the Company.

                              FURTHER INFORMATION

This Prospectus does not contain all of the information contained in the registration statement of which the Prospectus is a part, and certain portions of the registration statement have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The information so omitted may be obtained from the offices of the Commission, as set forth under "Available Information," upon payment of the prescribed fee.

                                   INQUIRIES

You may direct inquiries by writing directly to us at the address shown on the cover page of this Prospectus or by calling 1-800-531-4547.

                                  APPENDIX I

               EXAMPLES OF MARKET VALUE ADJUSTMENT CALCULATIONS

The following are examples of Market Value Adjustment ("MVA") calculations using several hypothetical deposit period yields and current yields. These examples do not include the effect of any deferred sales charge that may be assessed under the Contract upon withdrawal.

EXAMPLE I

Assumptions:

      i, the Deposit Period yield, is 8%

      j, the current yield, is 10%

      x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Term, is 927.

                      x
                     ---
                     365
             (1 + i)
      MVA = {-------}
             (1 + j)


                  927
                  ---
                  365
             1.08
          = {----}
             1.10

          = .9545

In this example the Deposit Period yield of 8% is less than the current yield of 10%, therefore, the MVA is less than 1. The amount withdrawn from the Guaranteed Term is multiplied by this MVA.

If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Term will reflect the deduction of the negative MVA Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Term will be increased to compensate for the negative MVA Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,095.34 withdrawal from the Guaranteed Term.

Assumptions:

      i, the Deposit Period yield, is 5%

      j, the current yield, is 6%

      x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Term, is 927.

                      x
                     ---
                     365
             (1 + i)
      MVA = {-------}
             (1 + j)


                  927
                  ---
                  365
             1.05
          = {----}
             1.04

          = .9762

In this example the Deposit Period yield of 5% is less than the current yield of 6%, therefore, the MVA is less than 1. The amount withdrawn from the Guaranteed Term is multiplied by this MVA.

If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Term will reflect the deduction of the negative MVA Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Term will be increased to compensate for the negative MVA Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the Guaranteed Term.

EXAMPLE II

Assumptions:

      i, the Deposit Period yield, is 10%

      j, the current yield, is 8%

      x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Term, is 927.

                      x
                     ---
                     365
             (1 + i)
      MVA = {-------}
             (1 + j)


                  927
                  ---
                  365
             1.10
          = {----}
             1.08

          = 1.0477

In this example the Deposit Period yield of 10% is greater than the current yield of 8%, therefore, the MVA is greater than 1. The amount withdrawn from the Guaranteed Term is multiplied by this MVA.

If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Term will reflect the addition of the positive MVA Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Term will be decreased to reflect the positive MVA Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,908.94 withdrawal from the Guaranteed Term.

Assumptions:

      i, the Deposit Period yield, is 10%

      j, the current yield, is 8%

      x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Term, is 927.

                      x
                     ---
                     365
             (1 + i)
      MVA = {-------}
             (1 + j)


                  927
                  ---
                  365
             1.05
          = {----}
             1.04

          = 1.0246

In this example the Deposit Period yield of 5% is greater than the current yield of 4%, therefore, the MVA is greater than 1. The amount withdrawn from the Guaranteed Term is multiplied by this MVA.

If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Term will reflect the addition of the positive MVA Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Term will be decreased to reflect the positive MVA Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the Guaranteed Term.

                                  APPENDIX II

                  EXAMPLES OF MARKET VALUE ADJUSTMENT YIELDS

The following hypothetical examples show the Market Value Adjustment based on a given current yield at various times remaining in the Guaranteed Term. Table A illustrates figures based on a deposit period yield of 10%; Table B illustrates figures based on a deposit period yield of 5%. The Market Value Adjustment will have either a positive or negative influence on the amount withdrawn from or remaining in a Guaranteed Term. Also, the amount of the Market Value Adjustment generally decreases as the end of the Guaranteed Term approaches.


TABLE A: Deposit Period Yield of 10%

             Change in
              Deposit                     Time Remaining to Maturity of Guaranteed Term
 Current      Period     -------------------------------------------------------------------------------
  Yield        Yield       8 Years       6 Years       4 Years      2 Years      1 Year      3 Months
---------   ----------   -----------   -----------   -----------   ---------   ----------   ---------
     15%         +5%         -29.9%        -23.4%        -16.3%       -8.5%        -4.3%       -1.1%
     13%         +3%         -19.4         -14.9         -10.2        -5.2         -2.7        -0.7
     12%         +2%         -13.4         -10.2          -7.0        -3.5         -1.8        -0.4
     11%         +1%          -7.0          -5.3          -3.6        -1.8         -0.9        -0.2
      9%         -1%           7.6           5.6           3.7         1.8          0.9         0.2
      8%         -2%          15.8          11.6           7.6         3.7          1.9         0.5
      7%         -3%          24.8          18.0          11.7         5.7          2.8         0.7
      5%         -5%          45.1          32.2          20.5         9.8          4.8         1.2


TABLE B: Deposit Period Yield of 5%

             Change in
              Deposit                     Time Remaining to Maturity of Guaranteed Term
 Current      Period     -------------------------------------------------------------------------------
  Yield        Yield       8 Years       6 Years       4 Years      2 Years      1 Year      3 Months
---------   ----------   -----------   -----------   -----------   ---------   ----------   ---------
   9%            +4%         -25.9%        -20.1%        -13.9%       -7.2%        -3.7%       -0.9%
   8%            +3%         -20.2         -15.6         -10.7        -5.5         -2.8        -0.7
   7%            +2%         -14.0         -10.7          -7.3        -3.7         -1.9        -0.5
   6%            +1%          -7.3          -5.5          -3.7        -1.9         -0.9        -0.2
   4%            -1%           8.0           5.9           3.9         1.9          1.0         0.2
   3%            -2%          16.6          12.2           8.0         3.9          1.9         0.5
   2%            -3%          26.1          19.0          12.3         6.0          2.9         0.7
   1%            -4%          36.4          26.2          16.8         8.1          4.0         1.0

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and Distribution

     Not Applicable

Item 15.      Indemnification of Directors and Officers

Reference is hereby made to Section 33-771(f) of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and Section 33-776(4) regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall indemnify their officers, directors, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, excise tax in the case of an employee benefit plan or reasonable expenses incurred with respect to a proceeding). In the case of a proceeding by or in the right of the corporation, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party. The corporation's obligation to provide such indemnification does not apply unless
(1) the individual has met the standard of conduct set forth in Section 33-771; and (2) a determination is made (by majority vote of a quorum of the board of directors who were not parties to the proceeding, or if a quorum cannot be obtained, by a committee of the board selected as described in Section 33-775(b)(2); by special legal counsel selected by the board of directors or members thereof as described in Section 33-775(b)(3); by shareholders) that the individual met the standard set forth in Section 33-771; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified. Also, unless limited by its Certificate of Incorporation, a corporation must indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because of his relationship as director, officer, employee or agent of the corporation.

The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who is or was a director, officer, employer or agent of the corporation. Consistent with the statute, Aetna Inc. has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries.

Item 16.      Exhibits

     Exhibits

       (4.1)      Variable Annuity Contract G2-CDA-94 (IR)(1)

       (4.2)      Variable Annuity Contract G2-CDA-94 (NQ)(1)

       (4.3)      Variable Annuity Contract G-MP2 (5/96)(2)

       (4.4)      Certificate of Group Annuity Coverage MP2CERT (5/96)(2)

       (4.5) Endorsements (MP2END (5/97)) and (I-MP2END (5/97)) to Contracts G-MP2 (5/96) and MP2CERT (5/96)(2)

       (4.6)      Variable Annuity Contract G-CDA-GP2(3)

       (4.7)      Variable Annuity Contract I-CDA-GP2(3)

       (4.8) Group Variable, Fixed, or Combination Annuity Contract (Nonparticipating) G-GP2 (5/96)(4)

       (4.9) Individual Variable, Fixed or Combination Annuity Contract (Nonparticipating) I-GP2 (5/96)(4)

       (4.10)     Certificate of Group Annuity Coverage GP2CERT (5/97)(4)

       (4.11)     Variable Annuity Contract G-MP2 (5/97)(5)

       (4.12)     Variable Annuity Certificate MP2CERT (5/97)(5)

       (4.13)     Variable Annuity Contract IMP2 (5/97)(5)

       (4.14) Endorsement (MP2END 9/97) to Contract G-MP2 (5/96) and Certificate MP2CERT (5/96)(5)

       (4.15) Endorsement (IMP2END 9/97)) to Contract G-MP2 (5/96) and Certificate MP2CERT (5/96)(5)

       (4.16)     Endorsement GP2END (5/97) to Contract G-GP2 (5/96)(4)

       (4.17)     Endorsement I-GP2END (5/97) to Contract I-GP2 (5/96)(4)

       (4.18)     Endorsement I-GP2END (5/97) to Contract I-GP2 (5/96)(4)

       (4.19)     Endorsement GP2QEND (4/94) to Contract G-CDA-GP2(3)

       (4.20)     Endorsement GP2NHEND (4/94) to Contract G-CDA-GP2(3)

       (5)        Opinion re Legality

       (10) Material Contracts are listed under exhibit 10 in the Company's Form 10-K for the fiscal year ended December 31, 1997 (File No. 33-81010), as filed electronically with the Commission on March 27, 1998 (Accession Number 0000950146-98-000492). Each of the exhibits so listed is incorporated by reference as indicated in the Form 10-K.

       (23)   (a) Consent of Independent Auditors

              (b) Consent of Legal Counsel (Included in Item (5) above)

       (24)   (a) Powers of Attorney (Included on signature page)

              (b) Certificate of Resolution Authorizing Signature by Power of
                  Attorney(1)

       (27)       Financial Data Schedule

Exhibits other than those listed are omitted because they are not required or are not applicable.

1. Incorporated by reference to Registration Statement on Form N-4 (File No. 33-59749), as filed electronically on June 1, 1995 (Accession No. 0000950109-95-002138).

2. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 33-59749), as filed electronically on April 16, 1997 (Accession No. 0000950146-97-000620).

3. Incorporated by reference to Registration Statement on Form N-4 (File No. 33-80750), as filed on June 23, 1994.

4. Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 33-80750), as filed electronically on April 23, 1997 (Accession No. 0000950146-97-000634).

5. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-59749), as filed electronically on November 26, 1997 (Accession No. 0000950146-97-001810).

Item 17.     Undertakings

     The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

     (a)  Rule 415 offerings:

       (1) To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 18.     Financial Statements and Schedules

Not Applicable

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of its requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hartford, State of Connecticut, on this 7th day of April, 1998.

                                              AETNA INSURANCE COMPANY OF AMERICA
                                              (Registrant)

                                    By:   /s/ Thomas J. McInerney
                                              ------------------------
                                              Thomas J. McInerney
                                              President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes Mary Katherine Johnson, Kirk P. Wickman, and Julie E. Rockmore and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments.

Signature                   Title                                   Date
---------                   -----                                   ----
/s/ Thomas J. McInerney     Director and President             )
--------------------------  (principal executive officer)      )
    Thomas J. McInerney                                        )
                                                               )
/s/ Catherine H. Smith      Director                           )    April
--------------------------                                     )
    Catherine H. Smith                                         )    7, 1998
                                                               )
/s/ Shaun P. Mathews        Director                           )
--------------------------                                     )
    Shaun P. Mathews                                           )
                                                               )
/s/ Deborah Koltenuk        Vice President and Treasurer,      )
--------------------------  Corporate Controller               )
    Deborah Koltenuk        (principal financial officer)      )


By: /s/ Mary Katherine Johnson
    --------------------------
    Mary Katherine Johnson
    *Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit No.        Exhibit                                                                                    Page
-----------        -------                                                                                    ----
16(4.1)            Variable Annuity Contract G2-CDA-94 (IR)                                                     *

16(4.2)            Variable Annuity Contract G2-CDA-94 (NQ)                                                     *

16(4.3)            Variable Annuity Contract G-MP2 (5/96)                                                       *

16(4.4)            Certificate of Group Annuity Coverage MP2CERT (5/96)                                         *

16(4.5)            Endorsements (MP2END (5/97)) and (I-MP2END (5/97)) to Contracts G-MP2 (5/96) and             *
                   MP2CERT (5/96)

16(4.6)            Variable Annuity Contract G-CDA-GP2                                                          *

16(4.7)            Variable Annuity Contract I-CDA-GP2                                                          *

16(4.8)            Group Variable, Fixed, or Combination Annuity Contract                                       *
                   (Nonparticipating) G-GP2 (5/96)

16(4.9)            Individual Variable, Fixed or Combination Annuity Contract (Nonparticipating) I-GP2          *
                   (5/96)

16(4.10)           Certificate of Group Annuity Coverage GP2CERT (5/97)                                         *

16(4.11)           Variable Annuity Contract G-MP2 (5/97)                                                       *

16(4.12)           Variable Annuity Certificate MP2CERT (5/97)                                                  *

16(4.13)           Variable Annuity Contract IMP2 (5/97)                                                        *

16(4.14)           Endorsement (MP2END 9/97) to Contract G-MP2 (5/96) and Certificate MP2CERT (5/96)            *

16(4.15)           Endorsement (IMP2END 9/97)) to Contract G-MP2 (5/96) and Certificate MP2CERT (5/96)          *

16(4.16)           Endorsement GP2END (5/97) to Contract G-GP2 (5/96)                                           *

*Incorporated by reference

Exhibit No.        Exhibit                                                                                    Page
-----------        -------                                                                                    ----
16(4.17)           Endorsement I-GP2END (5/97) to Contract I-GP2 (5/96)                                         *

16(4.18)           Endorsement I-GP2END (5/97) to Contract I-GP2 (5/96)                                         *

16(4.19)           Endorsement GP2QEND (4/94) to Contract G-CDA-GP2                                             *

16(4.20)           Endorsement GP2NHEND (4/94) to Contract G-CDA-GP2                                            *

16(5)              Opinion re Legality
                                                                                                           ------------

16(10)             Material Contracts                                                                           *

16(23)(a)          Consent of Independent Auditors
                                                                                                           ------------

16(23)(b)          Consent of Legal Counsel (Included in Item 16(5) above)                                 ------------

16(24)(a)          Powers of Attorney                                                                           *

16(24)(b)          Certificate of Resolution Authorizing Signature by Power of Attorney                         *

16(27)             Financial Data Schedule
                                                                                                           ------------

*    Incorporated by reference